February 10, 2023

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

Washington DC 20549

Attn: Alyssa Wall and Dietrich King

Re: Freeport Holdings Series LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed January 24, 2023

File No. 024-12099

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 6, 2023 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement on Form 1-A of Freeport Holdings Series LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Q: What are the benefits of the tokens living on the blockchain?, page 8

1.	We note your amended disclosure in response to comment 2. Please clarify, if true, that there currently are no actual benefits aside from the visual representation of share ownership that may enhance the ownership experience.

The Company confirms that as of the date of this amended filing, there are no actual benefits aside from the digital representation of share ownership as discussed in the offering circular.

Risk Factors, page 9

2.	We note your additional disclosure in response to comment 4 and reissue in part. Please add a new risk factor disclosing that investor funds could be held in escrow and stating how long they may be held in escrow. In doing so, please address whether investors could be subject to the risk of digital assets changing in value, and whether the magnitude of any such changes could be large due to market volatility.

The Company has revised its refund policy to only provide for refunding of investments in fiat currency in the event that the Company does not achieve its minimum condition to close. As such, refunds of investments will not be subject to the risk of digital assets changing in value while funds are held in escrow.

Plan of Distribution

Digital Asset Payments, page 21

3.	We note your amended disclosure in response to comment 4. We note that the digital assets will be converted to fiat currency upon subscription and that investors may elect to receive their refunds in fiat currency via ACH or wire. Please clarify under what conditions the refunds may be returned in digital assets.

The Company has revised its refund policy to only provide for refunding of investments in fiat currency in the event that the Company does not achieve its minimum condition to close.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Freeport Holdings Series LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:	Colin Johnson